UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST

(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.

6410 Poplar Avenue; Suite 900

Memphis, TN 38119

(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Southeastern
Asset Management, Inc.®

Advisor to Longleaf Partners Funds

Southeastern Asset Management, Inc. Longleaf Partners Fund September 2013

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Before investing, view longleafpartners.com to carefully read the Prospectus and Summary Prospectus and consider the Funds’ investment objectives, risks, charges, and expenses.
Fund Ownership includes the following risks—stock market, investment selection, corporate ownership, non-diversification, non-US investment, focused geography, and derivatives—discussed in the Prospectus.
The annual expense ratio for the Fund is o.91%.
Fund distributed by Rafferty Capital Markets, LLC.
The S&P 500 Index is an index of 500 stocks are chosen for market size, liquidity and industry grouping, among other factors.  The S&P is designed to be a leading indicating of U.S. equities and is meant to reflect the risk/return characteristics of the large cap universe. An index cannot be invested in directly.
Disclosures

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Southeastern Asset Management, Inc.
Advisor to Longleaf Partners Funds

Price-to-Value Arbitrage in US
Our strong outperformance following low P/V's
Longleaf Partners Fund
Average Cumulative Returns Following P/V Less Than 60%
Longleaf Partners Fund
Historical P/Vs
Shaded areas indicate P/V below 60%
3
Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions.  Past performance does not guarantee future results.  Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Current performance may be lower or higher than the past performance quoted. Visit longleafpartners.com for performance data current to the most recent month-end.
For institutional investors only. The chart in this presentation shows cumulative returns for Longleaf Partners Fund since 1993 where the quarter-end “price-to-value ratio” (P/V) was less than 60%. P/V compares prices of stocks in a portfolio to Southeastern’s appraisal of their intrinsic values. The ratio represents a single data point and should not be construed as something more. P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight.
Required Disclosure
Average Annual Returns as of June 30, 2013
Longleaf Partners Fund 19.37% 3.88% 5.71% 10.98%
S&P 500 20.60 7.01 7.30 9.17
1 Year    5 Year    10 Year
Since Inception
4/8/87
Outperformance 11.07% 32.19% 54.37%
# of Observations 19 12 10
18.5%
70.3%
101.4%
7.4%
38.1%
47.0%
0
20
40
60
80
100
120%
1 Year 5 Year 10 Year
Longleaf Partners Fund
S&P 500
30
40
50
60
70
80
90%

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Jun-89
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Jun-07
Jun-09
Jun-11
Jun-13

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

Patience Can Lead to Higher-Return Opportunities
Our strong outperformance following high cash levels
Longleaf Partners Fund
Average Cumulative Returns Following Cash Greater Than 15%
Longleaf Partners Fund
Historical Cash Levels
Shaded areas indicate cash above 15%
4
Returns reflect reinvested capital gains and dividends but not the deduction of taxes an investor would pay on distributions or share redemptions.  Past performance does not guarantee future results.  Fund prices fluctuate and, when redeemed, shares may be worth more or less than original cost. Current performance may be lower or higher than the past performance quoted. Visit longleafpartners.com for performance data current to the most recent month-end.
For institutional investors only. The chart in this presentation shows cumulative returns for Longleaf Partners Fund since 1987 where the quarter-end cash level was greater than 15%. Cash levels do not guarantee future results, and we caution investors not to give this measure undue weight.
Required Disclosure
Average Annual Returns as of June 30, 2013
Longleaf Partners Fund 19.37% 3.88% 5.71% 10.98%
S&P 500 20.60 7.01 7.30 9.17
1 Year    5 Year    10 Year
Since Inception
4/8/87
Outperformance -0.05% 7.46% 73.55%
# of Observations 27 25 18
14.9%
62.3%
249.9%
15.0%
54.8%
176.4%
0
50
100
150
200
250
300%
1 Year 5 Year 10 Year
Longleaf Partners Fund
S&P 500
0
10
20
30
40%

Southeastern Asset Management, Inc.®
Advisor to Longleaf Partners Funds

Conservative P/V
Southeastern Discount Rate vs High Yield Bonds & Equity Risk Premium + 10 Year Treasury
Our values are understated versus the past based on the larger spread between our steady discount rate and more generic equity discount rate proxies
The BofA Merrill Lynch High Yield Master II Index is a market value-weighted index of all domestic and Yankee high-yield bonds, including deferred interest bonds and payment-in-kind securities. Issues included in the index have maturities of one year or more and have a credit rating lower than BBB-/Baa3, but are not in default.
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Required Disclosure
For institutional investors only.
There is no guarantee a stock’s price will reach Southeastern’s value, and we caution investors not to give this calculation undue weight.
Dec-96 Dec-98 Dec-00 Dec-02 Dec-04 Dec-06 Dec-08 Dec-10 Dec-12
BofA Merrill Lynch US High Yield Master II (BAML High Yield)
10-Year Treasury + Average ERP
Average
BAML High
Yield Index
SAM
Discount Rate
Average
10-Yr Treasury
+ Average ERP
0%
6%
12%
18%
24%
Price-to-value ratio (“P/V”) is a calculation that compares the price of a stock to Southeastern’s appraisal of its intrinsic value. The ratio represents a single data point and should not be construed as something more.